Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                INVESCO VAN KAMPEN TRUST FOR INSURED MUNICIPALS

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Trust for Insured Municipals was held on June 17, 2011. The Meeting was held for the following purpose:

(1) Elect four Class I Trustees, each by the holders of Common Shares of the Fund, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The  results  of  the  voting  on  the  above  matter  were  as  follows:

                                        Votes
Matter                      Votes For  Withheld
-------------------------   ---------  --------
(1)   David C. Arch......   8,563,474   144,004
      Howard J Kerr......   8,547,663   159,815
      Jerry Choate.......   8,558,836   148,642
      Suzanne Woolsey....   8,557,247   150,231